26th Floor, Gloucester Tower The Landmark 15 Queen’s Road Central Hong Kong Telephone: +852 3761 3300 Facsimile: +852 3761 3301 www.kirkland.com	David Zhang To Call Writer Directly +852 3761 3318 david.zhang@kirkland.com

October 16, 2020

VIA EDGAR

Mr. Nicholas P. Panos

Senior Special Counsel

Office of Mergers & Acquisitions

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re:                             Yintech Investment Holdings Limited

Schedule 13E-3

Filed on September 16, 2020 by Yintech Investment Holdings Limited et al.

File No. 005-89642

Dear Mr. Panos:

On behalf of Yintech Investment Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company,” or the “Issuer”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter of September 18, 2020 with respect to the Schedule 13E-3, File No. 005-89642 (the “Schedule 13E-3”), filed on September 16, 2020 by the Company and the other filing persons named therein (together with Yinke Management Holdings Ltd and the Company, collectively, the “Filing Persons”).

For your convenience, the Staff’s comments are repeated below in bold and italics, followed in each case by the responses of the Filing Persons.  Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 1 to the Schedule 13E-3 (the “Amendment”) filed concurrently with the submission of this letter in response to the Staff’s comments.  In addition, a marked copy of the Amendment indicating changes is being provided to the Staff via email.

PARTNERS:   Pierre-Luc Arsenault3 | Manas Chandrashekar6 | Lai Yi Chau | Justin M. Dolling6 | David Patrick Eich1,5,6 | Liu Gan2 | Karen K.Y. Ho | Damian C. Jacobs6 | Ka Man Lau | Guang Li3 | Neil E.M. McDonald | Kelly Naphtali | Ram Narayan3 | Amy Y.M. Ngan9 | Nicholas A. Norris6 | Paul S. Quinn | Michael D. Rackham6 | Richard C.C. Sharpe | Jesse D. Sheley# | Arthur K.H. Tso | Li Chien Wong | David Yun6 | Jacqueline B.N. Zheng3,6

REGISTERED FOREIGN LAWYERS:   Michelle Cheh8 | Daniel Dusek3 | James A. Hill6 | David M. Irvine6 | Benjamin W. James4 | Cori A. Lable2 | Wei Yang Lim6 | Xiaoxi Lin3 | Yazhe Liu3 | Daniel A. Margulies6 | Mi Tang3 | Wenchen Tang3 | Liyong Xing3 | David Zhang3

ADMITTED IN:   1 State of Illinois (U.S.A.); 2 Commonwealth of Massachusetts (U.S.A.); 3 State of New York (U.S.A.); 4 State of Texas (U.S.A.); 5 State of Wisconsin (U.S.A.); 6 England and Wales; 7 Singapore; 8 Victoria (Australia); 9 New South Wales (Australia); # non-resident

Beijing   Boston   Chicago   Dallas   Houston   London   Los Angeles   Munich   New York   Palo Alto   Paris   San Francisco   Shanghai   Washington, D.C.

We represent the special committee (the “Special Committee”) of the board of directors of the Company (the “Board”).  To the extent any response relates to information concerning any Filing Persons other than the Company, such response is included in this letter based on information provided to the Special Committee and us by such other persons or their respective representatives.

Concurrently with the submission of this letter, the Company is filing via EDGAR the Amendment, which has been amended in response to the Staff’s comments.

Transaction Statement

General

1.              The legend required by Rule 13e-3(e)(1)(iii) must appear on the outside front cover page of the disclosure document distributed to unaffiliated security holders. At present, the required legend seems to appear only on the cover page of the Schedule 13E-3. Unless the cover page codified at Rule 13e-100 will be distributed in addition to the disclosures thereunder, please revise or otherwise confirm the legend will be appearing on the outside front cover page of a disclosure document actually distributed to unaffiliated security holders.

Response: In response to the Staff’s comment, we respectfully advise the Staff that the cover page codified at Rule 13e-100 will be distributed to unaffiliated security holders in addition to the disclosures thereunder. We have also included the legend required by Rule 13e-3(e)(1)(iii) of the Security Exchange Act of 1934, as amended, on page 1 of the disclosure under the Amendment (after the table of contents).

2.              The disclosure required by paragraph (e) of Rule 13e-3 must be distributed to unaffiliated security holders pursuant to Rule 13e-3(f)(1)(i). To the extent the filing in its entirety is not being distributed, please advise us why the disclosure under Item 4(e) may be withheld.

Response: In response to the Staff’s comment, the Filing Persons confirm that the Schedule 13E-3 filing (including the disclosure required by paragraph (e) of Rule 13e-3) in its entirety will be distributed to unaffiliated security holders.

Recommendation of the Special Committee to the Yintech Board, page 24

3.              Regardless of any delegation of authority to the Board, Item 8 of Schedule 13E-3 and corresponding Item 1014(a) of Regulation M-A, by their terms, apply only to the subject company of the Rule 13e-3 transaction (and any affiliates engaged) as distinguished from the Board (or the Special Committee). The term “subject company” is defined in Item 1000(f) of Regulation M-A. Please revise to state, if true, that the Board produced the fairness determination on behalf of Yintech. Where applicable, please make conforming changes throughout the disclosure document.

Response: In responses to the Staff’s comment, we have revised the disclosure on page 24 of the Amendment and throughout the disclosure document to clarify that the Board produced the fairness determination on behalf of the Company.

Reasons for the Merger and Position of the Special Committee and the Yintech Board, page 35

4.              The discussion of the factors considered in support of the fairness determination allude to a going concern value, but does not appear to quantify an exact value. Please revise to indicate, if true, that a specific going concern value was not calculated or considered by the Board and/or Special Committee on behalf of Yintech when the issuer’s required fairness determination was made. Refer to Instruction 2(iv) of Item 1014 of Regulation M-A and Questions and Answers 20-21 in Exchange Act Release 17719 (April 13, 1981).

Response: In responses to the Staff’s comment, we have supplemented certain disclosures on page 36 of the Amendment to specify the indications of the going concern value the Special Committee and the Board relied on when making the required fairness determination on behalf of the Company.

5.              The disclosure indicates at page 37 that “the Special Committee and the Yintech Board believed that sufficient procedural safeguards were and are present to ensure that the Merger is procedurally fair to Unaffiliated Security Holders…” Please advise us, with a view toward revised disclosure, how Yintech complied with its disclosure obligation under Item 1014(c)-(e) of Regulation M-A. Note that under General Instruction E to Schedule 13E-3, negative responses to any disclosure requirements imposed under Item 7 must be disclosed.

Response: In response to the Staff’s comment, the Schedule 13E-3 has been revised.  Please refer to page 37 and page 38 of the Amendment.

Position of the Buyer Group as to the Fairness of the Merger, page 38

6.              The Buyer Group noted the Merger is not subject to a shareholder vote. Please advise us, with a view toward revised disclosure, how the Buyer Group complied with Item 1014(d)-(e) of Regulation M-A. Note that under General Instruction E to Schedule 13E-3, negative responses to any disclosure requirements imposed under Item 7 must be disclosed.

Response: In response to the Staff’s comment, the Schedule 13E-3 has been revised.  Please refer to page 40 of the Amendment.

7.              In making the fairness determination, an expectation exists that a discussion in reasonable detail will be provided of the material factors upon which the belief stated in paragraph (a) of Item 1014 of Regulation is based. In 1981, the Division of Corporation opined that “when a factor which would otherwise be important in determining the terms of the transaction is not considered or is given little weight because of particular circumstances, this may be a significant aspect of the decision-making process which should be discussed in order to make the Item 8 disclosure [under Schedule 13E-3] understandable and complete.” Refer to the Response to Question 20 in Exchange Act Release 17719 (April 13, 1981).

Response: In response to the Staff’s comment, the Schedule 13E-3 has been revised.  Please refer to page 40 and page 41 of the Amendment.

Primary Benefits and Detriments of the Merger, page 53

8.              Please identify the constituency or constituencies expected to benefit from the anticipated annual savings in regulatory compliance-related costs. Quantify that benefit to the extent practicable, and indicate the savings will be achieved on a recurring basis. Refer to Item 7 of Schedule 13E-3, Item 1013 of Regulation M-A and corresponding Instruction 2 to Item 1013.

Response: In response to the Staff’s comment, the Schedule 13E-3 has been revised.  Please refer to page 24 and 53 of the Amendment.

9.              Yintech recorded a net loss for the fiscal year ended December 31, 2018. To the extent net operating losses exist, please disclose that unaffiliated security holders will not benefit from Yintech’s future use of any net operating loss carryforwards to shelter future earnings from taxation. Please quantify that benefit to the extent practicable, and identify the constituency or constituencies expected to benefit from any such use of operating loss carryforwards. See Item 1013(d) of Regulation M-A and Instruction 2 thereunder.

Response: We respectfully advise the Staff that, because no corporate income, capital gains, payroll, or other direct taxes are currently imposed on corporations incorporated in the Cayman Islands, and net operating loss carryforwards of such corporations cannot be used in other countries, there is no benefit from net operating loss carryforwards of the Company.

Effect of the Merger on the Company’s Net Book Value and Net Income, page 55

10.       Please advise us, with a view towards revised disclosure, why disclosure of the interests held by the affiliates other than Parent have not been expressed in dollar amounts and percentages in the subject company’s net book value and net earnings. See Item 7 of Schedule 13E-3, Item 1013(d) of Regulation M-A and corresponding Instruction 3.

Response: In response to the Staff’s comment, the Schedule 13E-3 has been revised.  Please refer to page 56 of the Amendment.

Summary Financial Information, page 65

11.       Given that financial statements have been incorporated by reference (and not reprinted) in order to fulfill Yintech’s disclosure obligations, a summary of the financial information required by Item 1010(a) must be included pursuant to Instruction 1. Accordingly, the summarized financial information on pages 65-67 should have been prepared in accordance with Item 1010(c) of Regulation M-A. Please revise to disclose all of the information required by Item 1010(c)(1) for all relevant periods specified in Item 1010(a) of Regulation M-A, or advise. For guidance relating to the application of a nearly identical instruction in the context of a tender offer, refer interpretation I.H.7 in our July 2001 Interim Supplement to the Manual of Publicly Available Telephone Interpretations accessible at: https://www.sec.gov/interps/telephone/phonesupplement3.htm

Response: In response to the Staff’s comment, the Schedule 13E-3 has been revised.  Please refer to page 68 of the Amendment.

Exhibits (c)(1) and (c)(2) | Disclaimers by Duff & Phelps, LLC

12.       Duff and Phelps’ representation on page 44 that its express consent was required before the opinion it furnished “solely for the use and benefit of the Special Committee” could be used by any other person limits reliance by unaffiliated security holders. A disclaimer in Exhibit (c)(2) similarly explains that written consent is needed as a prerequisite to the inclusion of any Duff & Phelps materials, including its opinion, and states the materials were otherwise prepared for the exclusive use of the Special Committee. Please include disclosure in the associated transaction statement and/or these exhibits to remove the implication that security holders are precluded from being eligible to rely upon these disclosures by affirmatively stating, if true, that Duff & Phelps consents to the inclusion of such materials in this filing and unaffiliated security holders may rely upon such information without limitation. Alternatively, provide the disclosures recommended by the Division of Corporation Finance accessible via the following link as being necessary to clarify security holders’ right to rely on such materials. http://www.sec.gov/divisions/corpfin/guidance/ci111400ex_regm-a.htm

Response: In response to the Staff’s comment, we have revised the disclosure on page 45 of the Amendment to include a statement that Duff & Phelps has consented to the inclusion of the Discussion Materials in Exhibit (C)-(1) and Exhibit (C)-(2) in the Schedule 13E-3 and the Unaffiliated Security Holders’ reliance upon the information disclosed in the Discussion Materials.

* * * * *

Please note that attached hereto as Exhibit A is the written acknowledgement by each of the Filing Persons.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please contact me at (852) 3761-3318 or Xiaoxi Lin at (852) 3761-9143.

Sincerely,

/s/ David T. Zhang

David T. Zhang
of Kirkland & Ellis

cc:	Yan Yang - Yintech Investment Holdings Limited
Peter X. Huang, Esq. - Skadden, Arps, Slate, Meagher & Flom LLP
Howard Zhang, Esq. - Davis Polk & Wardwell LLP

EXHIBIT A

ACKNOWLEDGEMENT

In response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated September 18, 2020 with respect to the Schedule 13E-3, File No. 005-89642 (the “Schedule 13E-3”), filed on September 16, 2020 by the Company, the undersigned hereby acknowledges that in connection with the amended Schedule 13E-3 filed concurrently with the submission of this response, as well as any subsequent amendment thereto filed with the Commission:

•                  the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yintech Investment Holdings Limited

By:	/s/ Jue Yao
Name: Jue Yao
Title: Director and Chairwoman of the Special Committee

Yinke Merger Co. Ltd

By:	/s/ Wenbin Chen
Name: Wenbin Chen
Title: Director

Yinke Holdings Ltd

By:	/s/ Wenbin Chen
Name: Wenbin Chen
Title: Director

Wenbin Chen

By:	/s/ Wenbin Chen
Name: Wenbin Chen

Coreworth Investments Limited

By:	/s/ Wenbin Chen
Name: Wenbin Chen
Title: Authorized Signatory

Yinke Management Holdings Ltd

By:	/s/ Wenbin Chen
Name: Wenbin Chen
Title: Authorized Signatory

Ming Yan

By:	/s/ Ming Yan
Name: Ming Yan

Harmony Creek Investments Limited

By:	/s/ Ming Yan
Name: Ming Yan
Title: Authorized Signatory

Ningfeng Chen

By:	/s/ Ningfeng Chen
Name: Ningfeng Chen

Rich Horizon Investments Limited

By:	/s/ Ningfeng Chen
Name: Ningfeng Chen
Title: Authorized Signatory

Bingsen Chen

By:	/s/ Bingsen Chen
Name: Bingsen Chen

Sino August Investment Limited

By:	/s/ Bingsen Chen
Name: Bingsen Chen
Title: Director

MeMeStar Limited

By:	/s/ Yan Yang
Name: Yan Yang
Title: Director

Sina Corporation

By:	/s/ Charles Guowei Chao
Name: Charles Guowei Chao
Title: Chairman of the Board and Chief Executive Officer

Lanxiang Wang

By:	/s/ Lanxiang Wang
Name: Lanxiang Wang

Pan Hou Capital Management Limited

By:	/s/ Weiwei Zhou
Name: Weiwei Zhou
Title: Director

Juehao Li

By:	/s/ Juehao Li
Name: Juehao Li

Chang Qing Investment Management Company Limited

By:	/s/ Juehao Li
Name: Juehao Li
Title: Director

Orchid Asia VI, L.P.

By:	/s/ Gabriel Li
Name: Gabriel Li
Title: Authorized Representative

Orchid Asia V Co-Investment, Limited

By:	/s/ Gabriel Li
Name: Gabriel Li
Title: Director

OAVI Holdings, L.P.

By:	/s/ Gabriel Li
Name: Gabriel Li
Title: Authorized Representative

Orchid Asia VI GP, Limited

By:	/s/ Gabriel Li
Name: Gabriel Li
Title: Director

Orchid Asia V Group Management, Limited

By:	/s/ Gabriel Li
Name: Gabriel Li
Title: Director

Orchid Asia V Group, Limited

By:	/s/ Gabriel Li
Name: Gabriel Li
Title: Director

AREO Holdings Limited

By:	/s/ Lam Lai Ming
Name: Lam Lai Ming
Title: Director

YM Investment Limited

By:	/s/ Lam Lai Ming
Name: Lam Lai Ming
Title: Director

The Li Family (PTC) Limited

By:	/s/ Gabriel Li
Name: Gabriel Li
Title: Authorized Signatory

Lam Lai Ming

By:	/s/ Lam Lai Ming
Name: Lam Lai Ming

Fanghai Yu

By:	/s/ Fanghai Yu
Name: Fanghai Yu

Yu Zou

By:	/s/ Yu Zou
Name: Yu Zou

Dongda Zou

By:	/s/ Dongda Zou
Name: Dongda Zou

Qin Wang

By:	/s/ Qin Wang
Name: Qin Wang

Youbin Leng

By:	/s/ Youbin Leng
Name: Youbin Leng

Jigeng Chen

By:	/s/ Jigeng Chen
Name: Jigeng Chen

Pingsen Chen

By:	/s/ Pingsen Chen
Name: Pingsen Chen

Dikuo Bo

By:	/s/ Dikuo Bo
Name: Dikuo Bo

Xinzhou Tang

By:	/s/ Xinzhou Tang
Name: Xinzhou Tang